Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-130074

Prospectus Supplement to the Prospectus dated December 5, 2006 and the Prospectus Supplement dated December 5, 2006 — No. 750

The Goldman Sachs Group, Inc. Medium-Term Notes, Series B $8,000,000 Dual Range Accrual Notes due 2009 (Linked to the S&P 500® Index and the 10-Year Constant Maturity U.S. Treasury Rate)

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (September 28, 2009, subject to postponement as described elsewhere in this prospectus supplement) is linked to the performance of the S&P 500® Index and the movement of the 10-Year Constant Maturity U.S. Treasury Rate (“CMT”) during the accrual period. The accrual period is every trading day from but excluding the trade date (May 13, 2008) to and including the determination date (September 14, 2009, subject to postponement as described elsewhere in this prospectus supplement). The amount in cash, if any, that you will receive with respect to your notes at maturity in excess of the face amount of your notes depends on the number of trading days included in the accrual period on which both the level of the S&P 500® Index and the CMT rate are within the specified ranges set forth below.

On the stated maturity date, we will pay you for each $1,000 face amount of your notes an amount in cash equal to the sum of the $1,000 face amount plus the supplemental amount, if any. The supplemental amount will equal the product of the $1,000 face amount times the accrual rate of 9% times the accrual factor. The accrual factor will equal the quotient of (1) the number of the trading days included in the accrual period on which the accrual conditions are satisfied, divided by (2) the total number of the scheduled trading days included in the accrual period (the latter of which is 335).

The accrual conditions will be satisfied on any trading day during the accrual period if (1) the closing level of the index on such trading day is greater than or equal to the lower index limit of 1,282.071, or approximately 91.5% of the initial index level, and less than or equal to the upper index limit of 1,520.269, or approximately 108.5% of the initial index level, and (2) the measurement level of the reference rate on such trading day is greater than or equal to the lower rate limit of 3.30% per annum and less than or equal to the upper rate limit of 4.75% per annum. The initial index level is 1,401.170. We will determine the closing level of the index and the measurement level of the reference rate on any trading day included in the accrual period as described elsewhere in this prospectus supplement.

The accrual conditions will not be satisfied with respect to any trading day if either (1) the closing level of the index on such trading day exceeds the upper index level or is less than the lower index level, or (2) the measurement level of the reference rate on such trading day exceeds the upper rate level or is less than the lower rate level, or both (1) and (2). Therefore, if the accrual conditions are satisfied on no trading day included in the accrual period, you will only receive, for each $1,000 face amount of your notes, the $1,000 face amount at maturity. Moreover, even if the accrual conditions are satisfied on every trading day included in the accrual period, your payment amount is capped by the accrual rate. The maximum amount payable at maturity on your notes is 109% of the $1,000 face amount. Further, the notes do not pay interest and no other payments will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and “Specific Terms of Your Notes” on page S-14.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or other relevant factors, the market value of your notes on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-7 so that you may better understand those risks.

Original issue date (settlement date): May 28, 2008

Original issue price: 100% of the face amount

Underwriting discount: 0.10% of the face amount

Net proceeds to the issuer: 99.90% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth above.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Goldman Sachs may use this prospectus supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

“Standard & Poor’s 500®”, “S&P®”, “Standard & Poor’s®”, and “S&P 500®” are registered trademarks of McGraw-Hill Companies, Inc. and are licensed for use by Goldman, Sachs & Co. and its affiliates. The notes are not sponsored, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representations regarding the advisability of investing in the notes.

Goldman, Sachs & Co.

Prospectus Supplement dated May 13, 2008.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-7. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 5, 2006 as supplemented by the accompanying prospectus supplement, dated December 5, 2006, of The Goldman Sachs Group, Inc.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Index: S&P 500® Index, as calculated and reported by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s”)

Reference rate: the 10-Year Constant Maturity U.S. Treasury Rate (“CMT”), as reported by the Board of Governors of the Federal Reserve System

Specified currency: U.S. dollars (“$”)

Face amount: each note will have a face amount equal to $1,000, or integral multiples of $1,000 in excess thereof; $8,000,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement

Payment amount: on the stated maturity date, we will pay for each $1,000 face amount of the notes an amount in cash equal to the sum of $1,000 plus the supplemental amount, if any

Supplemental amount: the product of the $1,000 face amount times the accrual rate times the accrual factor

Accrual rate: 9%

Accrual factor: the quotient of (i) the number of trading days included in the accrual period on which the accrual conditions are satisfied, divided by (ii) the total number of scheduled trading days included in the accrual period

Accrual period: the period from but excluding the trade date up to and including the determination date

Total number of scheduled trading days included in the accrual period: 335

Accrual conditions: the accrual conditions will be satisfied on any given trading day during the accrual period if (i) the closing level of the index on such trading day is within the index range and (ii) the measurement level of the reference rate on such trading day is within the rate range

Closing level of the index: with respect to any trading day, the official closing level of the index, or any successor index, published by Bloomberg (or a successor or replacement service) at the regular weekday close of trading on the primary securities exchange for the stocks underlying the index on such trading day, subject to adjustment as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event” on page S-17 and “Specific Terms of Your Notes — Discontinuance or Modification of the Index” on page S-17

Measurement level of the reference rate: with respect to any trading day, the official rate of the reference rate for such trading day, as published on the Reuters page “FRBCMT”, determined as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Reference Rate” on page S-16

Index range: all closing levels of the index that are (i) greater than or equal to the lower index limit and (ii) less than or equal to the upper index limit

Rate range: all measurement levels of the reference rate that are (i) greater than or equal to the lower rate limit and (ii) less than or equal to the upper rate limit

Lower index limit: 1,282.071, or approximately 91.5% of the initial index level

Upper index limit: 1,520.269, or approximately 108.5% of the initial index level

Initial index level: 1,401.170

Lower rate limit: 3.30% per annum

Upper rate limit: 4.75% per annum

Trade date: May 13, 2008

Original issue date (settlement date): May 28, 2008

Stated maturity date: September 28, 2009, subject to postponement as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-15

Determination date: September 14, 2009, subject to postponement as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Determination Date” on page S-16

No interest: the notes do not bear interest

No listing: the notes will not be listed or displayed on any securities exchange or interdealer market quotation system

Calculation agent: Goldman, Sachs & Co.

Business day: as described on page S-18

Trading day: as described on page S-19

CUSIP no.: 38145E394

ISIN no.: US38145E3945

Q&A

How do the Notes Work?

Your return on the notes at maturity will be based on the performance of the index in relation to the index range and the movement of the reference rate in relation to the rate range during the accrual period. The index range is all closing levels of the index that are greater than or equal to the lower index limit of 1,282.071, or approximately 91.5% of the initial index level, and less than or equal to the upper index limit of 1,520.269, or approximately 108.5% of the initial index level. The initial index level is 1,401.170. The rate range is all measurement levels of the reference rate that are greater than or equal to the lower rate limit of 3.30% per annum and less than or equal to the upper rate limit of 4.75% per annum.

At maturity, we will pay you for each $1,000 face amount of your notes the sum of the $1,000 face amount plus the supplemental amount, if any. Any trading day included in the accrual period on which the accrual conditions are satisfied will have the effect of increasing the supplemental amount, while any trading day included in the accrual period on which either of the accrual conditions is not satisfied will not have the effect of increasing the supplemental amount. The accrual conditions are satisfied on any trading day during the accrual period if (i) the closing level of the index on such trading day falls within the index range and (ii) the measurement level of the reference rate on such trading day falls within the rate range.

With respect to any trading day, the closing level of the index will be the official closing level of the index, or any successor index, published by Bloomberg (or a successor or replacement service) at the regular weekday close of trading on the primary securities exchange for the stocks underlying the index on such trading day, subject to adjustment as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event” on page S-17 and “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Discontinuance or Modification of the Index” on page S-17. With respect to any trading day, the measurement level of the reference rate will be the official rate of the reference rate for such trading day, as published on the Reuters page “FRBCMT”, determined as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Reference Rate” on page S-16.

To determine the supplemental amount, if any, that we will pay you at maturity, we will first calculate the accrual factor, which equals the quotient of (i) the number of trading days included in the accrual period on which the accrual conditions are satisfied, as determined by the calculation agent, divided by (ii) the total number of scheduled trading days included in the accrual period (the latter of which is 335). Once we have determined the accrual factor, we will determine the supplemental amount that we will pay you for each of your notes at maturity by calculating the product of (i) the $1,000 face amount times (ii) the accrual rate of 9% times (iii) the accrual factor.

The supplemental amount will be zero with respect to any trading day that either of the accrual conditions is not satisfied. In other words, you will not receive a supplemental amount at maturity with respect to any trading day if (i) the closing level of the index on such trading day exceeds the upper index level or is less than the lower index level or (ii) the measurement level of the reference rate on such trading day exceeds the upper rate level or is less than the lower rate level. Therefore, if the accrual conditions are satisfied on no trading days included in the accrual period, you will receive, for each $1,000 face amount of your notes, only the $1,000 face amount at maturity. In addition, even if the accrual conditions are satisfied on every trading day in the accrual period, your payment amount is capped by the accrual rate of 9%. The maximum amount payable at maturity is 109% of the face amount of your notes.

The notes do not bear interest, and no other payments will be made to you prior to the stated maturity date. See “Additional Risk Factors Specific to Your Notes” on page S-7.

Who Should or Should Not Consider an Investment in the Notes?

The notes are intended for investors who desire principal protection of their entire investment while receiving a capped supplemental amount at maturity for any trading day during the accrual period on which the accrual conditions are satisfied. The accrual conditions — and therefore the supplemental amount payable at maturity — are based on the performance of the S&P 500® Index, which we call the “index”, in relation to the index range and the movement of the 10-Year Constant Maturity U.S. Treasury Rate, which we call the “reference rate”, in relation to the rate range, during the accrual period. The accrual conditions will be satisfied for any trading day during the accrual period if the closing level of the index on such trading day remains within the index range (approximately 91.5% of the initial index level on the downside and approximately 108.5% of the initial index level on the upside) and the measurement level of the reference rate on such trading day remains within the rate range (3.30% per annum on the downside and 4.75% per annum on the upside). The supplemental amount with respect to any trading day included in the accrual period will be zero if the accrual conditions are not satisfied. Consequently, if the accrual conditions are satisfied on no trading days, investors will receive only the $1,000 face amount of their notes for each $1,000 face amount. Accordingly, investors who believe that the index or the reference rate will fluctuate significantly or experience significant volatility during the accrual period should consider their investment in the notes carefully.

If the amount payable for each $1,000 face amount of your notes on the stated maturity date is only the $1,000 face amount or even if the amount payable exceeds the $1,000 face amount of your notes, your overall return may be less than you would have earned by investing in a non-indexed debt security that bears interest at a prevailing market rate. Therefore, the notes may not be a suitable investment for you if you prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings that pay regular interest payments at prevailing market rates. For more details, see “Additional Risk Factors Specific to Your Notes — Your Notes Will Not Bear Interest” on page S-9 below.

What Will I Receive If I Sell the Notes Prior to the Stated Maturity Date?

If you sell your notes prior to the stated maturity date, you will receive the market price for your notes. The market price for your notes may be influenced by many factors, such as the level of the index relative to the limits of the index range, the level of the reference rate relative to the limits of the rate range, the volatility of the index, the volatility of the reference rate, interest rates and the time remaining until maturity. Depending on the impact of these factors, you may receive significantly less than the face amount of your notes in any sale of your notes before the stated maturity date. In addition, assuming no changes in market conditions and any other relevant factors, the market value of your notes on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Date of this Prospectus Supplement (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Is Significantly Less Than the Original Issue Price” on page S-7 and “— The Market Value of Your Notes May Be Influenced by Many Factors” on page S-9 below.

Who Calculates and Reports the Index and What Does it Measure?

The S&P 500® Index, or S&P 500, includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The history of the S&P 500 dates back to 1923 when Standard & Poor’s introduced an index covering 233 companies. The S&P 500® Index, as it is known today, was introduced in 1957 when it was expanded to include 500 companies. Additional information is available on the website http://www.standardandpoors.com. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

The index is determined, comprised and calculated by Standard & Poor’s without regard to the offered notes. For further information, please see “The Index” on page S-22.

What About Taxes?

Some of the U.S. federal income tax consequences of an investment in your notes are summarized below, but we urge you to read the more detailed discussion in “Supplemental Discussion of Federal Income Tax Consequences” on page S-30. The notes should be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different.

For further discussion, see “Supplemental Discussion of Federal Income Tax Consequences” beginning on page S-30.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated December 5, 2006. Your notes are a riskier investment than ordinary debt securities. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions and Other Relevant Factors, the Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used by Goldman Sachs) Is Significantly Less than the Original Issue Price

The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. for your notes would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

The Supplemental Amount Will Not Increase For Any Trading Day Included in the Accrual Period on Which the Accrual Conditions Are Not Satisfied

Because of the formula that we use to calculate the supplemental amount, if any, that you will receive at maturity, the supplemental amount with respect to any trading day will be zero if either of the accrual conditions is not satisfied on such trading day. In other words, you will not receive the supplemental amount calculated with respect to any trading day included in the accrual period if (i) the closing level of the index on such trading day is less than 1,282.071, or approximately 91.5% of the initial index level, or greater than 1,520.269, or approximately 108.5% of the initial index level, or (ii) the measurement level of the reference rate on such trading day is less than 3.30% per annum or greater than 4.75% per annum. Consequently, if the accrual conditions are satisfied on no trading day included in the accrual period, you will receive, for each $1,000 face amount of your notes, only the $1,000 face amount at maturity.

The Potential Return on Your Notes is Limited

Even if the accrual conditions are satisfied on every trading day included in the accrual period, your payment amount is capped by the accrual factor of 9%. Accordingly, the maximum amount payable at maturity on each of your notes is 109% of the $1,000 face amount.

The Supplemental Amount Will Not Be Affected by the Closing Level of the Index or the Measurement Level of the Reference Rate on Any Day Other Than Any Trading Day Included in the Accrual Period

The supplemental amount is calculated based on the number of trading days included in the accrual period on which the accrual conditions are satisfied. Therefore, the supplemental amount will not be affected even if the accrual conditions are satisfied on any day other than any trading day included in the accrual period. As a result, the supplemental amount will not be affected for any trading day between the determination date and the stated maturity date even if the accrual conditions are satisfied on such trading day.

If a Market Disruption Event Occurs or is Continuing on Any Trading Day Included in the Accrual Period (Other than the Determination Date), the Calculation Agent Will Determine the Closing Level of the Index on Such Trading Day Based on the Closing Level of the Index on a Subsequent Trading Day, Subject to Adjustment

If the calculation agent determines that, on any trading day included in the accrual period (other than the determination date), a market disruption event has occurred or is continuing, then the calculation agent will determine whether the closing level of the index on such trading day has remained within or fallen outside of the index range based on the closing level of the index on the next following trading day on which a market disruption event does not occur and is not continuing. However, if such next following trading day occurs after the fifth scheduled business day following such trading day, the calculation agent will determine the closing level of the index on such trading day based on its assessment, made in its sole discretion, of the closing level of the index on the fifth scheduled business day following such trading day.

The Calculation Agent Can Postpone the Determination Date If a Market Disruption Event or a Non-Trading Day Occurs

If the calculation agent determines that, on September 14, 2009, a market disruption event has occurred or is continuing or if such date is not a trading day, the determination date will be postponed until the first trading day on which no market disruption event occurs or is continuing. However, in no event will the determination date be postponed by more than five scheduled business days, unless the reference rate is not published on the Reuters page “FRBCMT” (or any successor or replacement service or page) on such day. If the reference rate is not so reported, the determination date will then be the sixth scheduled business day following September 14, 2009.

If the determination date is postponed to the applicable last possible day, but a market disruption event occurs or is continuing on that day or such last possible day is not a trading day, that day will nevertheless be the determination date. In addition, in the event the determination date is postponed, we will use the closing level of the index and the measurement level of the reference rate on the postponed determination date for the purposes of determining whether the accrual conditions have been satisfied, unless the determination date is postponed to the sixth scheduled business day following September 14, 2009. If the determination date is postponed to the sixth scheduled business day following September 14, 2009, we will use the closing level of the index and the measurement level of the reference rate on the fifth scheduled business day following September 14, 2009 for determining whether the accrual conditions have been satisfied on the determination date.

If the calculation agent determines that the closing level of the index on the fifth scheduled business day following September 14, 2009 (whether or not that day is the determination date) is not available on that day, either because of a market disruption event, a non-trading day or for any other reason (other than for discontinuance or modification of the index), the calculation agent will nevertheless determine the closing level of the index on that day based on its assessment, made in its sole discretion, of the closing level of the index on that day.

If the calculation agent determines that the reference rate is not published on the Reuters page “FRBCMT” (or any successor or replacement service or page) on the fifth scheduled business day following September 14, 2009, the measurement level of the reference rate on that day will be determined on the determination date (which will be the sixth scheduled business day following September 14, 2009) as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Reference Rate” below.

For the avoidance of doubt, in the event that there are one or more trading days between September 14, 2009 and the postponed determination date, such trading days shall not be included in the accrual period, and there will be no effect on the supplemental amount with respect to any such trading days even if the accrual conditions are otherwise satisfied on one or more of such trading days.

If the Reference Rate Is Not Displayed on Reuters Page “FRBCMT” on a Trading Day, the Calculation Agent Will Determine the Measurement Level of the Reference Rate on Such Trading Day Based on Specified Procedures

If the reference rate is not displayed on Reuters page “FRBCMT” on any trading day included in the accrual period, the calculation agent will determine the measurement level of the reference rate on such trading day first by reference to the H.15 page of the Federal Reserve’s website or another recognized electronic source on the following trading day. If the reference rate with respect to the applicable trading day is not published on the H.15 page of the Federal Reserve’s website or another recognized electronic source on the following trading day, the calculation agent will then use certain substitute Treasury rates on that day to determine the measurement level of the reference rate on the applicable trading day. In the event that such substitute Treasury rates are unavailable, the measurement level of the reference rate on the applicable trading day will be determined by the calculation agent acting in good faith in light of the commercial circumstances on the following trading day. See “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Reference Rates” below for a discussion of the procedures that the calculation agent will follow in order to determine the reference rate for any trading day included in the accrual period.

The Supplemental Amount Will Not Increase With Respect to a Trading Day Included in the Accrual Period, Unless Both Accrual Conditions Are Satisfied on Such Trading Day

The supplemental amount payable at maturity will increase with respect to a trading day included in the accrual period only if both accrual conditions are satisfied on such trading day. Accordingly, even if the closing level of the index is within the index range on a trading day, you will not receive the supplemental payment for such trading day if the measurement level of the reference rate is outside of the rate range on such trading day. Likewise, even if the measurement level of the reference rate is within the rate range on a trading day included in the accrual period, you will not receive the supplemental payment for such trading day if the closing level of the index is outside of the index range on such trading day.

If an Originally Scheduled Trading Day Included in the Accrual Period Is Not a Trading Day, the Supplemental Amount Will Not Increase with Respect to That Day

If the calculation determines that any scheduled trading day included in the accrual period is not a trading day, the supplemental amount will not increase with respect to that day. That day will be treated as if the accrual conditions are not satisfied on that day, regardless whether either of the accrual conditions is actually satisfied on that day, because (i) the accrual factor is determined based on the number of actual trading days included in the accrual period on which the accrual conditions are satisfied and (ii) the calculation agent will not reduce the total number of scheduled trading days included in the accrual period on account of such unexpected non-trading day.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. Even if the amount payable on your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell it in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the number of trading days included in the accrual period up to the applicable date on which the accrual conditions are satisfied;

•	the index level relative to the index range;

•	the reference rate relative to the rate range;

•	the volatility — i.e., the frequency and magnitude of changes in the levels of the index and the reference rate;

•	economic, financial, regulatory and political, military or other events that affect stock markets generally and the stocks underlying the index, and which may affect the index level;

•	economic, financial, regulatory and political, military or other events that affect treasury rates generally or that may affect the reference rate;

•	other interest rate and yield rates in the market;

•	the dividend rates of the stocks underlying the index;

•	the time remaining until your notes mature; and

•	our creditworthiness.

These factors will influence the price you will receive if you sell your notes before maturity. If you sell your notes before maturity, you may receive less than the face amount of your notes.

The Historical Levels of the Index Or the Reference Rate Are Not Indicative of the Future Levels of the Index or the Reference Rate

In the past, the levels of the index and the reference rate have experienced significant fluctuations. You should note that historical levels, fluctuations and trends are not necessarily indicative of future levels. Any historical upward or downward trend in the index or the reference rate is not an indication that the index or the reference rate is more or less likely to increase or decrease at any time during the life of your notes, and you should not take historical levels of the index or the reference rate as an indication of its future performance. See “Historical Levels and Hypothetical Examples — Historical Closing Levels of the Index and Historical Measurement Levels of the Reference Rate” below for a further discussion of historical levels, fluctuations, trends and future performance of the index and the reference rate.

The Return on Your Notes Will Not Reflect Any Dividends Paid on the Index Stocks

The index sponsor calculates the level of the index by reference to the prices of the common stocks included in the index, without taking account of the value of dividends paid on those stocks. As a result, the return on your notes will not reflect the return you would realize if you actually owned the stocks included in the index and received the dividends paid on those stocks. You will not receive any dividends that may be paid on any of the index stocks by the index stock issuers. See “— You Have No Shareholder Rights or Rights to Receive Any Stock” below for additional information.

Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Index, the Index Stocks and the Reference Rate May Impair the Value of Your Notes

As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, have hedged our obligations under the offered notes by purchasing futures and other instruments linked to the index, the index stocks or the reference rate. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the index, the stocks comprising the index, which we refer to as index stocks, and the reference rate, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, on or before the determination date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other index-linked notes or notes linked to the reference rate whose returns are linked to changes in the level of the index, one or more of the index stocks or the reference rate. Any of these hedging activities may adversely affect the level of the index — directly or indirectly by affecting the price of the index stocks — or the reference rate and therefore the market value of your notes and the amount we will pay on your notes at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your notes may decline. See “Use of Proceeds and Hedging” below for a further discussion of transactions in which we or one or more of our affiliates may engage.

Goldman, Sachs & Co. and our other affiliates may also engage in trading in one or more of the index stocks or instruments whose returns are linked to the index, index stocks or the reference rate for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the level of the index — directly or indirectly by affecting the price of the index stocks — or the reference rate and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the index, one or more of the index stocks or the reference rate. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.

You Have No Shareholder Rights or Rights to Receive Any Stock

Investing in your notes will not make you a holder of any of the index stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the index stocks. Your notes will be paid in cash, and you will have no right to receive delivery of any index stocks.

Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us

As we have noted above, Goldman, Sachs & Co. and our other affiliates have engaged, and/or expect to engage, in trading activities related to the index, the index stocks or the reference rate that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the index or the reference rate, could be adverse to your interests as a beneficial owner of your notes.

Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the issuers of the index stocks, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of your notes. Moreover, one or more of our affiliates have published and in the future expect to publish research reports with respect to the index and some or all of the issuers of the index stocks. Any of these activities by any of our affiliates may affect the level of the index and, therefore, the market value of your notes and the amount we will pay on your notes at maturity.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You Will Receive at Maturity

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making certain determinations that affect your notes, including determining the closing level of the index or the measurement level of the reference rate in certain circumstances, which we will use to determine the supplemental amount, if any, we will pay on the maturity date; determining whether the closing level of the index on any trading day included in the accrual period remains within or falls outside of the index range, whether the measurement level of the reference rate on any trading day included in the accrual period remains within or falls outside of the rate range, determining whether an originally scheduled trading day is a non-trading day and determining whether to determine the closing level of the index based on the closing level of the index on a subsequent trading day in the event of a market disruption event. See “Specific Terms of Your Notes” below. The calculation agent also has discretion in making certain adjustments relating to a discontinuation or modification of the index. See “Specific Terms of Your Notes — Discontinuance or Modification of the Index” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between Your Interests the Notes and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

The Policies of the Index Sponsor and Changes That Affect the Index or the Index Stocks Could Affect the Amount Payable on Your Notes and Their Market Value

The policies of the index sponsor concerning the calculation of the closing level of the index, additions, deletions or substitutions of index stocks and the manner in which changes affecting the index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the closing level of the index could affect the closing level of the index and, therefore, the amount payable on your notes on the stated maturity date and the market value of your notes before that date. The amount payable on your notes and their market value could also be affected if the index sponsor changes these policies, for example, by changing the manner in which it calculates the closing level of the index or if the index sponsor discontinues or suspends calculation or reporting of the level of the index, in which case it may become difficult to determine the market value of your notes. If events such as these occur, the calculation agent — which initially will be Goldman, Sachs & Co., our affiliate — may determine the closing level of the index on any such date and any subsequent date — and thus whether the closing level of the index on any such date has remained within the index range — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the closing level of the index on the determination date or on any trading day and the amount payable on your notes more fully under “Specific Terms of Your Notes — Discontinuance or Modification of the Index” and “— Role of Calculation Agent” below.

Except to the Extent We Are One of the 500 Companies Whose Common Stock Comprises the S&P 500® Index, There Is No Affiliation Between the Index Stock Issuers or the Index Sponsor and Us, and We Are Not Responsible for Any Disclosure by Any of the Other Index Stock Issuers or the Index Sponsor

The common stock of Goldman Sachs is one of the 500 index stocks comprising the S&P 500® Index. Goldman Sachs is not otherwise affiliated with the issuers of the index stocks or the index sponsor. As we have told you above, however, we or our affiliates may currently or from time to time in the future engage in business with the index stock issuers. Nevertheless, neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the index or any of the other index stock issuers. You, as an investor in your notes, should make your own investigation into the index and the index stock issuers. See “The Index” below for additional information about the index.

Neither the index sponsor nor any of the other index stock issuers is involved in this offering of your notes in any way and none of them has any obligation of any sort with respect to your notes. Thus, neither the index sponsor nor any of the index stock issuers has any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your notes.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Notes Should Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Obligations for United States Federal Income Tax Purposes

The notes should be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see “Supplemental Discussion of Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 5, 2006, as supplemented by the accompanying prospectus supplement, dated December 5, 2006, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series B”, that we may issue under the indenture from time to time as described in the accompanying prospectus and accompanying prospectus supplement. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series B medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the first three pages of this prospectus supplement, the following terms will apply to your notes:

No interest: we will not pay interest on your notes

Specified currency:

•	U.S. dollars (“$”).

Form of note:

•	global form only: yes, at DTC

•	non-global form available: no

Denominations: each note registered in the name of a holder must have a face amount of $1,000 or integral multiples of $1,000 in excess thereof

Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no

Other terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below

•	a business day for your notes will not be the same as a business day for our other Series B medium-term notes, as described under “— Special Calculation Provisions” below

•	a trading day for your notes will be as described under “— Special Calculation Provisions” below

Please note that the information about the settlement or trade dates, issue prices, discounts or commissions and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in the prospectus supplement. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the offered notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Index, Index Sponsor, Index Stocks and Reference Rate

In this prospectus supplement, when we refer to the index, we mean the index specified on the front cover page, or any successor index, as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance or Modification of the Index” below. When we refer to the index sponsor as of any time, we mean the entity that determines and reports the index as then in effect. When we refer to the index stocks as of any time, we mean the stocks that comprise the index as then in effect, after giving effect to any additions, deletions or substitutions. When we refer to the reference rate, we mean the reference rate specified on the front cover page, determined as described under “— Reference Rate” below.

Payment of Principal on Stated Maturity Date

On the stated maturity date we will pay you, for each $1,000 face amount of the notes you hold, an amount in cash equal to the sum of the $1,000 face amount plus the supplemental amount, if any.

The supplemental amount will equal the product of the $1,000 face amount times the accrual rate times the accrual factor. The accrual rate is 9%. The accrual factor will equal the quotient of (i) the number of trading days included in the accrual period on which the accrual conditions are satisfied, divided by (ii) the total number of scheduled trading days included in the accrual period. The total number of scheduled trading days included in the accrual period is 335.

The accrual conditions will be satisfied on any given trading day during the accrual period if (i) the closing level of the index on such trading day is within the index range, and (ii) the measurement level of the reference rate on such trading day is within the rate range. The accrual period is the period from but excluding the trade date up to and including the determination date.

The calculation agent will determine the closing level of the index on any trading day, as published by Bloomberg (or any successor or replacement service), and the measurement level of the reference rate on any trading day, as described under “— Reference Rate” below. However, the calculation agent will have discretion to adjust the closing level of the index on any trading day or to determine it in a different manner as described under “— Determination Date”, “— Consequences of a Market Disruption Event” and “— Discontinuance or Modification of the Index” below.

The index range means all closing levels of the index that are (i) greater than or equal to the lower index limit and (ii) less than or equal to the upper index limit. The rate range means all measurement levels of the reference rate that are (i) greater than or equal to the lower rate limit and (ii) less than or equal to the upper rate limit. The lower index limit is 1,282.071, or approximately 91.5% of the initial index level. The upper index limit is 1,520.269, or approximately 108.5% of the initial index level. The initial index level is 1,401.170. The lower rate limit and upper rate limit are 3.30% and 4.75%, respectively, per annum.

Therefore, the supplemental amount will not increase with respect to any trading day included in the accrual period if, on such trading day, (i) the closing level of the index exceeds the upper index level or is less than the lower index level, or (ii) the measurement level of the reference rate exceeds the upper rate level or is less than the lower rate level. Because of the formula used to calculate the supplemental amount, the maximum amount payable at maturity on your notes is 109% of the face amount of your notes.

Stated maturity date

The stated maturity date is September 28, 2009, unless that day is not a business day, in which case the stated maturity date will instead occur on the next following business day.

Determination date

The determination date is September 14, 2009, unless the calculation agent determines that a market disruption event occurs or is continuing on that day or that day is not otherwise a trading day. In that event, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the determination date be postponed by more than five scheduled business days, unless the reference rate is not published on the Reuters page “FRBCMT” (or any successor or replacement service or page) on that day. If the reference rate is not so reported, the determination date will then be the sixth scheduled business day following September 14, 2009.

If the determination date is postponed to the sixth scheduled business day following September 14, 2009, the closing level of the index on the fifth scheduled business day following September 14, 2009 (rather than the closing level of the index on the postponed determination date) will be used to determine whether the closing level of the index on the last day included in the accrual period remains within or falls outside of the index range.

For the avoidance of doubt, in the event that there are one or more trading days between September 14, 2009 and the postponed determination date, such trading days will not be included in the accrual period, and there will be no effect on the supplemental amount with respect to any such trading days even if the accrual conditions are satisfied on one or more of such trading days.

Reference rate

In this prospectus supplement, when we refer to the measurement level of the reference rate with respect to any trading day, we mean the official rate of the reference rate, as reported daily by the Board of Governors of the Federal Reserve System and published on the Reuters page “FRBCMT” (or any successor or replacement service or page) on such trading day. If the measurement level of the reference rate cannot be determined in this manner, the calculation agent will determine the measurement level on such trading day in the following manner:

•

If the reference rate is not displayed on Reuters page “FRBCMT” (or any successor or replacement service or page) on such trading day, then the measurement level of the reference rate on such trading day will be the Treasury constant maturity rate having a designated maturity of 10 years, as published in H.15 page of the Federal Reserve’s website, or another recognized electronic source for displaying the rate for such trading day, by 11:59 p.m. EST on the following trading day.

•

If the measurement level of the reference rate cannot be determined as described in the first bullet, then the measurement level of the reference rate on such trading day will be the Treasury constant maturity rate, or other United States Treasury rate, for a designated maturity of 10 years for such trading day, that is published by either the Board of Governors of the Federal Reserve System or the United States Department of the Treasury on the following trading day and that the calculation agent determines to be comparable to the rate formerly displayed on Reuters page “FRBCMT” on the preceding trading day or H.15 page of the Federal Reserve’s website on such trading day.

•

If the measurement level of the reference rate cannot be determined as described in the second bullet, then the calculation agent will determine the measurement level of the reference rate on such trading day, acting in good faith in light of the commercial circumstances.

If the determination date is postponed as described under “— Determination Date” above, the measurement level of the reference rate on the postponed determination date (rather than the measurement level of the reference rate on September 14, 2009) will be used to determine whether the measurement level of the reference rate on the last day included in the accrual period remains within or falls outside of the rate range. However, if the determination date is postponed to the sixth scheduled business day following September 14, 2009, the measurement level of the reference rate on the fifth scheduled business day following September 14, 2009 (rather than the measurement level of the reference rate on the postponed determination date) will be used to determine whether the measurement level of the reference rate on the last day included in the accrual period remains within or falls outside of the rate range. In such a case, if (i) the reference rate is not published on the Reuters page “FRBCMT” (or any successor or replacement service or page) on the fifth scheduled business day following September 14, 2009, and (ii) the postponed determination date is not a trading day, then the calculation agent will determine, on the postponed determination date, the measurement level of the reference rate on the fifth scheduled business day following September 14, 2009, acting in good faith in light of the commercial circumstances.

Consequences of a Market Disruption Event

If a market disruption event occurs or is continuing on any trading day prior to the determination date included in the accrual period (which we refer to as the “reference trading day” in this subsection entitled “— Consequences of a Market Disruption Event”), then the calculation agent will determine whether the closing level of the index on the reference trading day has remained within or fallen outside of the index range based on the closing level of the index on the next following trading day on which a market disruption event does not occur and is not continuing. However, if such next following trading day occurs after the fifth scheduled business day following the reference trading day, the calculation agent will determine the closing level of the index on the reference trading day based on its assessment, made in its sole discretion, of the closing level of the index on the fifth scheduled business day following the reference trading day.

If a market disruption event occurs or is continuing on a day that would otherwise be the determination date or that day is not a trading day, then the determination date will be postponed as described under “— Determination Date” above.

If the calculation agent determines that the closing level of the index is not available on the determination date or on any trading day because of a market disruption event, a non-trading day or for any other reason (other than as described under “— Discontinuance or Modification of the Index” below), the calculation agent will nevertheless determine the closing level of the index on that day based on its assessment, made in its sole discretion, of the closing level of the index on that day.

Discontinuance or Modification of the Index

If the index sponsor discontinues calculation and reporting of the index and the index sponsor or anyone else calculates and reports a substitute index that the calculation agent determines is comparable to the index, then the calculation agent will determine whether the closing level of the index on any trading day on or after such discontinuance included in the accrual period has remained within or fallen outside of the index range by reference to the substitute index. We refer to any substitute index approved by the calculation agent as a successor index.

If the calculation agent determines on any trading day included in the accrual period that the reporting of the index is discontinued and there is no successor index, the calculation agent will determine whether the closing level of the index on such trading day (and any subsequent trading day) has remained within or fallen outside of the index range by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the index.

If the calculation agent determines that the index, the stocks comprising the index or the method of calculating the index is changed at any time in any respect — including any split or reverse split and any addition, deletion or substitution and any reweighting or rebalancing of the index or of the index stocks and whether the change is made by the index sponsor under its existing policies or following a modification of those policies, is due to the calculation and reporting of a successor index, is due to events affecting one or more of the index stocks or their issuers or is due to any other reason — then the calculation agent will be permitted (but not required) to make such adjustments in the index or the method of its calculation as it believes are appropriate to ensure that whether closing the level of the index on any applicable trading day has remained within or fallen outside of the index range is equitable, and will determine in a good faith manner and in its sole discretion whether the closing level of the index on any trading day has remained within or fallen outside of the index range. For example, if a split of the index occurs, and if the closing level of the index on a subsequent trading day would not have fallen outside the index range but for such split, then the closing level of the index on such trading day will not be deemed to have fallen outside the index range.

All determinations and adjustments to be made by the calculation agent with respect to the index may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series B medium-term notes, which include the offered notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each offered note as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series B medium-term notes, holders of specified percentages in principal amount of all Series B medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series B medium-term notes, including the offered notes. This action may involve changing some of the terms that apply to the Series B medium-term notes, accelerating the maturity of the Series B medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day may have a different meaning than it does for other Series B medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the closing level of the index, the measurement level of the reference rate, business days, trading days, the determination date, market disruption events, whether the closing level of the index on any trading day included in the accrual period remains within or falls outside of the index range, whether the measurement level of the reference rate on any trading day included in the accrual period remains within or falls outside of the rate range, the number of trading days included in the accrual period on which the accrual conditions are satisfied, the default amount and the amount payable on your notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the date of this prospectus supplement. We may change the calculation agent for your notes at any time after the date of this prospectus supplement without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a business day as defined in the accompanying prospectus.

Trading Day

When we refer to a trading day with respect to your notes, we mean a day (i) on which the respective principal securities markets for all of the index stocks are open for trading, the index sponsor is open for business, and the index is calculated and reported by the index sponsor and (ii) that is not a Saturday, Sunday or a day on which The Securities Industry and Financial Markets Association (formerly known as The Bond Market Association) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Default Amount

The default amount for your notes on any day will be an amount, in the specified currency for the face amount of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period.

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions.

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

Any of the following will be a market disruption event:

•

a suspension, absence or material limitation of trading in index stocks constituting 20% or more, by weight, of the index on their respective primary markets, in each case for more than two hours of trading or during the one half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•

a suspension, absence or material limitation of trading in option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•

index stocks constituting 20% or more, by weight, of the index, or option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, are not trading on what were the respective primary markets for those index stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of The Goldman Sachs Group, Inc. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes. For more information about hedging by The Goldman Sachs Group, Inc. and/or any of its affiliates, see “Use of Proceeds and Hedging” below.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•	a decision to permanently discontinue trading in the option or futures contracts relating to the index or to any index stock.

For this purpose, an “absence of trading” in the primary securities market on which an index stock, or on which option or futures contracts relating to the index or an index stock, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an index stock or in option or futures contracts relating to the index or an index stock, if available, in the primary market for that stock or those contracts, by reason of:

•	a price change exceeding limits set by that market,

•	an imbalance of orders relating to that stock or those contracts, or

•	a disparity in bid and ask quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that market.

As is the case throughout this prospectus supplement, references to the index in this description of market disruption events includes the index and any successor index as it may be modified, replaced or adjusted from time to time.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of futures and other instruments linked to the index and instruments linked to the reference rate. In addition, from time to time after we issue the offered notes, we and/or our affiliates may enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to the index, the index stocks or the reference rate. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire or dispose of positions in over-the-counter options, futures or other instruments linked to the index, some or all of the index stocks or the reference rate,

•	may take or dispose of positions in the securities of the index stock issuers themselves,

•

may take or dispose of positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market,

•

may take short positions in securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser, and/or

•	may take or dispose of positions in interest rate swaps, options swaps and treasury bonds.

We and/or our affiliates may also acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the index, the index stocks or the reference rate. We expect these steps to involve sales of instruments linked to the index, the index stocks or the reference rate on or shortly before the determination date. These steps may also involve sales and/or purchases of some or all of the index stocks, or listed or over-the-counter options, futures or other instruments linked to the index or the reference rate, some or all of the index stocks or indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See “Additional Risk Factors Specific to Your Notes — Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Index, Index Stocks or Reference Rate May Impair the Value of Your Notes” and “— Our Business Activities May Create Conflicts of Interest Between Your Interests in the Notes and Us” above for a discussion of these adverse effects.

THE INDEX

We have derived all information regarding the index contained in this prospectus supplement from publicly available information, without independent verification. The sponsor of the index owns the copyright and all rights to the index. The sponsor of the index does not have an obligation to continue to calculate and report, and may discontinue calculation and reporting of, the index.

The S&P 500® Index, which we refer to as the index, includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The index is calculated, maintained and reported by Standard & Poor’s® (“S&P”), a division of the McGraw-Hill Companies, Inc. Additional information is available on the following website: http://www.standardandpoors.com. We are not incorporating by reference such website nor any material it may include into this prospectus supplement, the accompanying prospectus, dated December 5, 2006, or the accompanying prospectus supplement, dated December 5, 2006.

The index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the index (discussed below in further detail) is based on the relative value of the aggregate market value (as defined below) of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The “market value” of any index stock is the product of the market price per share times the number of the then outstanding shares of such index stock. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company’s common stock is widely held and the market value and trading activity of the common stock of that company.

The index is calculated using a base-weighted aggregate methodology: the level of the index reflects the total market value of all 500 index stocks relative to the index’s base period of 1941-43, which we refer to as the “base period”.

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the index stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the index is computed by dividing the total market value of the index stocks by a number called the “index divisor”. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the index, it is the only link to the original base period value of the index. The index divisor keeps the index comparable over time and is the manipulation point for all adjustments to the index, which we refer to as “index maintenance”.

The index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spin-offs.

To prevent the value of the index from changing due to corporate actions, all corporate actions which affect the total market value of the index require a index divisor adjustment. By adjusting the index divisor for the change in total market value, the value of the index remains constant. This helps maintain the value of the index as an accurate barometer of stock market performance and ensures that the movement of the index does not reflect the corporate actions of individual companies in the index. All index divisor adjustments are made after the close of trading and after the calculation of the closing value of the index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the index and do not require index divisor adjustments.

The table below summarizes the types of index maintenance adjustments and indicates whether or not an index divisor adjustment is required:

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Stock split (i.e., 2-for-1)	Shares outstanding multiplied by 2; stock price divided by 2	No

Share issuance (i.e., change ≥ 5%)	Shares outstanding plus newly issued shares	Yes

Share repurchase (i.e., change ≥ 5%)	Shares outstanding minus repurchased shares	Yes

Special cash dividends	Share price minus special dividend	Yes

Company change	Add new company market value minus old company market value	Yes

Rights offering	Price of parent company minus (price of rights offering/right ratio)	Yes

Spin-off	Price of parent company minus (price of spin-off co./share exchange ratio)	Yes

Stock splits and stock dividends do not affect the index divisor, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the market value of the index stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the index divisor has the effect of altering the market value of the index stock and consequently of altering the aggregate market value of the index stocks, which we refer to as the “post-event aggregate market value”. In order that the level of the index, which we refer to as the “pre-event index value”, not be affected by the altered market value (whether increase or decrease) of the affected index stock, a new index divisor, which we refer to as the new index divisor, is derived as follows:

Post-Event Aggregate Market Value New Index Divisor	=	Pre-Event Index Value

New Index Divisor	=	Post-Event Market Value Pre-Event Index Value

A large part of the index maintenance process involves tracking the changes in the number of shares outstanding of each of the index stock issuers. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the index divisor is adjusted to compensate for the net change in the total market value of the index. In addition, any changes over 5% in the current common shares outstanding for the index stock issuers are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the index divisor.

The index and S&P’s other U.S. indices moved to a float adjustment methodology in 2005 so that the indices will reflect only those shares that are generally available to investors in the market rather than all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by other publicly traded companies, venture capital firms, private equity firms, strategic partners or leveraged buyout groups; government entities; or other control groups, such as a company’s own current or former officers, board members, founders, employee stock ownership plans or other investment vehicles controlled by the company or such other persons. In March 2005 the official S&P U.S. indices moved half way to float adjustment and in September 2005 the indices will move to full float adjustment.

HISTORICAL LEVELS AND HYPOTHETICAL EXAMPLES

Historical Closing Levels of the Index and Historical Measurement Levels of the Reference Rate

Each of the closing level of the index and the measurement level of the reference rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the index or the measurement level of the reference rate during any period shown below is not an indication that the index or the reference rate is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the index and the reference rate as an indication of their future performance. We cannot give you any assurance that the future performance of the index or the index stocks and the reference rate will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the performance of the index or the reference rate. Moreover, in light of current market conditions, the trends reflected in the historical performances of the index and the reference rate may be less likely to be indicative of the performances of the index and the reference rate during the life of your notes than would otherwise have been the case. In light of the increased volatility currently being experienced by U.S. and global securities markets and recent market declines, it may be substantially more likely that the index and the reference rate will be more volatile over the measurement period than it has been historically and as a result that the closing level of the index may fall outside of the index range and the measurement level of the reference rate may fall outside of the rate range on more trading days included in the accrual period.

Before investing in the offered notes, you should consult publicly available information to determine the closing levels of the index and the measurement levels of the reference rate between the date of this prospectus supplement and the date of your purchase of the offered notes. The actual performance of the index and the reference rate over the life of the notes, as well as the amount payable at maturity may bear little relation to the historical levels shown below.

The tables below show the high, low and final closing levels of the index and measurement levels of the reference rate for each of the four calendar quarters in 2005, 2006 and 2007, and the first two calendar quarters of 2008, through May 13, 2008. We obtained the closing levels of the index listed in the first table below from Bloomberg Financial Services, without independent verification. We obtained the measurement levels of the reference rate listed in the second table below from Bloomberg, Reuters or the website of the Board of Governors of the Federal Reserve System (http://www.federalreserve.gov), without independent verification. We are not incorporating by reference such website nor any material it may include into this prospectus supplement, the accompanying prospectus, dated December 5, 2006, or the accompanying prospectus supplement, dated December 5, 2006.

Quarterly High, Low and Final Closing Levels of the Index

	High	Low	Close
2005
Quarter ended March 31	1,225.31	1,163.75	1,180.59
Quarter ended June 30	1,216.96	1,137.50	1,191.33
Quarter ended September 30	1,245.04	1,194.44	1,228.81
Quarter ended December 31	1,272.74	1,176.84	1,248.29
2006
Quarter ended March 31	1,307.25	1,254.78	1,294.83
Quarter ended June 30	1,325.76	1,223.69	1,270.20
Quarter ended September 30	1,339.15	1,234.49	1,335.85
Quarter ended December 31	1,427.09	1,331.32	1,418.30
2007
Quarter ended March 31	1,459.68	1,374.12	1,420.86
Quarter ended June 30	1,539.18	1,424.55	1,503.35
Quarter ended September 30	1,553.08	1,406.70	1,526.75
Quarter ended December 31	1,565.15	1,407.22	1,468.36
2008
Quarter ended March 31	1,447.16	1,273.37	1,322.70
Quarter ending June 30 (through May 13, 2008)	1,418.26	1,328.32	1,403.04
Quarterly High, Low and Last Measurement Levels of the Reference Rate
	High	Low	Last
2005
Quarter ended March 31	4.64	4.00	4.50
Quarter ended June 30	4.50	3.89	3.94
Quarter ended September 30	4.42	4.02	4.34
Quarter ended December 31	4.66	4.34	4.39
2006
Quarter ended March 31	4.86	4.34	4.86
Quarter ended June 30	5.25	4.84	5.15
Quarter ended September 30	5.23	4.56	4.64
Quarter ended December 31	4.83	4.43	4.71
2007
Quarter ended March 31	4.90	4.50	4.65
Quarter ended June 30	5.26	4.63	5.03
Quarter ended September 30	5.19	4.34	4.59
Quarter ended December 31	4.70	3.83	4.04
2008
Quarter ended March 31	3.93	3.34	3.45
Quarter ending June 30 (through May 13, 2008)	3.93	3.49	3.90

The following chart shows a graphical illustration of the hypothetical example described in the preceding paragraph, based on the assumptions set forth in the box below.

Key Terms and Assumptions for the Chart and the Example

Lower index limit	1,282.071

Upper index limit	1,520.269

Initial index level	1,401.170

Lower rate limit	3.30% per annum

Upper rate limit	4.75% per annum

The horizontal axis represents the period from January 1, 2005 through May 13, 2008. The left vertical axis, which is labeled as “CMT”, represents the measurement level of reference rate, while the right vertical axis, which is labeled as “SPX”, represents the closing level of the index. The area below the 4.75% marker, which is the upper rate limit, and above the 3.30% marker, which is the lower rate limit, on the left vertical axis corresponds to measurement levels of the reference rate that remain within the rate range. Conversely, the areas above the 4.75% marker and below the 3.30% marker correspond to measurement levels of the reference that fall outside of the rate range. Likewise, the area below the 1,520.269 marker, which is the upper index limit, and above the 1,282.071, which is the lower index limit, corresponds to closing levels of the index that remain within the index range, and the areas above the 1,520.269 marker and below the 1,282.071 marker correspond to measurement levels of the reference that fall outside of the rate range. Therefore, the two dotted lines perpendicular to the horizontal index represent the limits of the index range and the rate range applicable during the period shown in the chart below.

Therefore, the accrual conditions would not have been met during any time either of the plotted lines is above the upper dotted line or is below the lower dotted line, if the notes were outstanding during the period shown in the chart below.

Historical Levels of the Index and the Reference Rate

Relative to the Index Range and the Rate Range

Hypothetical Examples

The following example is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results.

The hypothetical supplemental amount shown in the example below are based on hypothetical number of trading days included in the accrual period on which the accrual conditions are satisfied. No one can predict what the number of trading days included in the accrual period on which the accrual conditions are satisfied will be on the determination date. The levels of the index and the reference rate have fluctuated in the past and may, in the future, experience significant fluctuations, and therefore the hypothetical number of trading days on which the accrual conditions are satisfied assumed for the purposes of the example below may be significantly below or above the actual number. In addition, the hypothetical example does not take into account any taxes you may owe as a result of owning your notes. The example also reflects the key terms and assumptions in the box below.

Additional Key Terms and Assumptions for the Example

Face amount	$1,000

Accrual rate	9%

Number of trading days included in the accrual period on which the accrual conditions are satisfied	250

Total number of scheduled trading days included in the accrual period	335

Notes purchased on original issue date and held to the stated maturity date

For these reasons, the actual number of trading days included in the accrual period on which the accrual conditions are satisfied, and therefore the actual supplemental amount, may bear little relation to the hypothetical example below. Before investing in the offered notes, you should consult publicly available news sources to determine the levels of the index and the reference rate between the date of this prospectus supplement and your purchase of the offered notes.

Example:

The calculation agent will determine the accrual factor by dividing the number of trading days included in the accrual period on which the accrual conditions are satisfied, which is 250, by the total number of scheduled trading days included in the accrual period, which is 335, the result of which equals approximately 0.7463. The calculation agent will then determine the supplemental payment amount by first multiplying the $1,000 face amount by the accrual rate of 9%, and then multiplying the result by the accrual factor of 0.7463, the result of which equals approximately $67.17. Therefore, the amount payable on the stated maturity day for each $1,000 face amount of the notes will equal $1,067.17, which is approximately 6.75% per annum return on the face amount of the notes.

We cannot predict the actual closing level of the index or the actual measurement level of the reference rate on any trading day or the market value of your notes, nor can we predict the relationship between the levels of the index and the reference rate and the market value of your notes at any time prior to the stated maturity date. The actual amount in cash that a holder of the offered notes will receive at maturity and the rate of return on the offered notes will depend on the actual closing level of the index and the actual measurement level of the reference rate determined by the calculation agent on each trading day included in the accrual period. Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the amount payable in respect of your notes at maturity may be very different from the information reflected in the example above.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus with respect to United States holders.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of the notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a regulated investment company;

•	a common trust fund;

•	a person that owns the notes as a hedge or that is hedged against interest rate or currency risks;

•	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U. S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

The tax treatment of your notes will depend upon whether the notes are properly treated as variable rate debt instruments and this will depend upon whether or not it provides for interest at an “objective rate” (that is, a rate determined using a single interest rate formula based on objective financial or economic information) and whether or not it is reasonably expected that the return on the notes during the first half of the notes’ term will be significantly greater or less than the return on the notes during the second half of the notes’ term (“Front- or Back-Loaded”). We believe that the interest rate on the notes should not be treated as Front- or Back-Loaded and that such interest rate should otherwise qualify as an objective rate. We therefore think that the notes should qualify as variable rate debt instruments and intend to treat the notes in such a manner for all tax purposes (including tax reporting purposes).

In the opinion of our counsel Sullivan & Cromwell LLP, assuming the notes are not Front-Loaded or Back-Loaded, your notes should be treated as variable rate debt instruments for United States federal income tax purposes. Under this characterization, you will be subject to tax on interest payments, if any, as ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes, and any gain or loss you recognize upon the sale or maturity of your notes will be capital gain or loss.

There can be no assurance that the Internal Revenue Service will agree with us in treating your notes as variable rate debt instruments. The Internal Revenue Service could assert that your notes do not provide for interest at an objective rate (irrespective of whether the interest is treated as Front- or Back-Loaded), in which case your notes will likely be treated as single debt instruments subject to special rules governing contingent payment obligations. The Internal Revenue Service could also assert that the interest rate on the notes is Front- or Back-Loaded, in which case your notes will likely be treated as single debt instruments subject to special rules governing contingent payment obligations. If your notes were treated as single debt instruments subject to special rules governing contingent payment obligations, any gain you recognized upon the sale or exchange of your notes would be ordinary interest income. Any loss you recognized at such time would be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, capital loss. Please consult your tax advisor with respect to the possible application and consequences of these rules.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

United States Alien Holders

If you are a United States alien holder (as defined in the accompanying prospectus), you generally will not be subject to United States withholding tax or to generally applicable information reporting and backup withholding requirements with respect to payments on your notes as long as you comply with certain certification and identification requirements as to your foreign status. Please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption is available to the transaction. The Goldman Sachs Group, Inc. and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans, and, accordingly, prohibited transactions may arise if the notes are acquired by a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under an exemption in Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less nor pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the Plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the offered notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $51,500. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We expect to deliver the notes against payment therefor in New York, New York on May 28, 2008, which is the tenth scheduled business day following the date of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in ten scheduled business days (T + 10), to specify alternative settlement arrangements to prevent a failed settlement.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the offered notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the offered notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by The Goldman Sachs Group, Inc. of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity

(within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the offered notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The offered notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. No. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. No. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. No. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the offered notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the offered notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. No. 571, Laws of Hong Kong) and any rules made thereunder.

The offered notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1998, as amended, the “FIEL”) and Goldman, Sachs & Co. has agreed that it will not offer or sell any offered notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan. As used in this paragraph, resident of Japan means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the offered notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the offered notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the offered notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200.000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

Page
Summary Information	S-2
Q&A	S-4
Additional Risk Factors Specific to Your Notes	S-7
Specific Terms of Your Notes	S-14
Use of Proceeds and Hedging	S-21
The Index	S-22
Historical Levels and Hypothetical Examples	S-25
Supplemental Discussion of Federal Income Tax Consequences	S-30
Employee Retirement Income Security Act	S-32
Supplemental Plan of Distribution	S-33

Prospectus Supplement dated December 5, 2006

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-20
Employee Retirement Income Security Act	S-20
Supplemental Plan of Distribution	S-21
Validity of the Notes	S-23

Prospectus dated December 5, 2006

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	31
Description of Purchase Contracts We May Offer	47
Description of Units We May Offer	52
Description of Preferred Stock We May Offer	57
The Issuer Trusts	64
Description of Capital Securities and Related Instruments	66
Description of Capital Stock of The Goldman Sachs Group, Inc	88
Legal Ownership and Book-Entry Issuance	93
Considerations Relating to Securities Issued in Bearer Form	99
Considerations Relating to Indexed Securities	103
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	106
Considerations Relating to Capital Securities	109
United States Taxation	112
Plan of Distribution	135
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Cautionary Statement Pursuant to the Private Litigation Reform Act of 1995	140

$8,000,000

The Goldman Sachs Group, Inc.

Dual Range Accrual Notes due 2009

(Linked to the S&P 500® Index and the 10-Year

Constant Maturity U.S. Treasury Rate)

Medium-Term Notes, Series B

Goldman, Sachs & Co.